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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No        ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

[PEACE ARCH LOGO]

January 22, 2003
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT SHAREHOLDERS RATIFY SHARE ISSUANCES
RELATING TO ACQUSITION AND FINANCING TRANSACTIONS

VANCOUVER, BC—Peace Arch Entertainment Group Inc. ("Peace Arch") (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), a leading independent television production company in Canada, announced that at its Annual General Meeting held January 20, 2003, shareholders approved the issuance or reservation for issuance of an aggregate of 16,196,333 common shares related to the acquisition, financing and debt restructuring agreements announced on December 18, 2002 and described below. The following transactions are now expected to close imminently in January with completion of final documentation.

As part of the shares approved for issuance, the Company plans to issue 8,333,333 Class B Subordinate Voting Shares at a deemed price of $0.30 per share pursuant to its agreement to acquire certain shares and assets held by CPC Communications Inc. ("CPC") and the forward business of GFT Entertainment ("GFT"), a private Toronto based company. GFT is one of Canada's largest independent producers of theatrical motion pictures. The Agreement also provides that the Company will issue, by way of private placement, 5 million Class B Subordinate Voting Shares at a price of $0.30 per share for cash proceeds of $1.5 million to four unrelated investors. The proceeds are intended to be used for general working capital for the combined operations of the two companies.

The balance of 2,863,000 shares approved will be reserved for issuance pursuant to convertible instruments to be held by Fremantle Media Enterprises Ltd. ("Fremantle") and Comerica Bank—California ("Comerica"). The Company has entered into an agreement with its creditor, Fremantle, which would restrict repayment to the income streams from the business, assets and undertaking of Peace Arch immediately prior to closing the acquisition and financing transactions (the "Pre-existing Peace Arch Business"), with no set payment dates, and would restrict Fremantle's security to such assets. During the 90 days commencing January 1, 2005 at Fremantle's option, the unpaid balance, if any, of Fremantle's $7.58 million debt can be converted into Class B Subordinate Voting Shares of the Company at a price equal to the lesser of CAD $5.00 and the 30 day average trading price prior to January 1, 2005, but in no event less than CAD $3.00 per share. Comerica Bank—California ("Comerica") has agreed to release the Company from its loan guarantee in the amount of US $1.075 million. With the exception of the project security interest that was originally pledged, the guarantee will remain an unsecured liability with no set maturity date. Payment under the guarantee will be restricted to the Pre-existing Peace Arch Business, subject to priority interests including Fremantle's repayment. During the 90 days commencing January 1, 2006 at Comerica's option, the unpaid balance, if any, of the loan guarantee can be converted into Class B Subordinate Voting Shares of the Company at a price of CAD $5.00 per share.

The Company also announced that Nelson Thall, Gary Howsam, Richard Watson, and Jamie Brown, were elected to its Board of Directors for the ensuing year. Juliet Jones was re-elected for an additional term. The Company has appointed as its officers, Gary Howsam to the position of President and Chief Executive Officer, Juliet Jones to the position of Chief Financial Officer and Richard Watson to the position of Secretary. Juliet Jones commented, "I would like to thank our past Board Members, Alan Hibben and Vincent Lum and our past Board Member and Chairman, Cameron White for their years of service."

Peace Arch Entertainment Group Inc. creates, develops, finances, produces and distributes proprietary film and television programming for worldwide markets and is headquartered in Vancouver, British Columbia. Additional information can be found on the Company's website at www.peacearch.com.

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For media inquires, please contact:

Michelle Larmer
Peace Arch Entertainment Group Inc.
Tel: (604) 681-9308
Email: mlarmer@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC. (Registrant)

Date	January 24, 2003	By	/s/ Juliet Jones (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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FORM 6-K
PEACE ARCH ENTERTAINMENT SHAREHOLDERS RATIFY SHARE ISSUANCES RELATING TO ACQUSITION AND FINANCING TRANSACTIONS
SIGNATURES
GENERAL INSTRUCTIONS